1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 6, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Feb. 6, 2024 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.Approved the 2023 Business Report and Financial Statements. Consolidated revenue totaled NT$2,161.74 billion and net income was NT$838.50 billion, with diluted earnings per share of NT$32.34.

2.Approved the distribution of a NT$3.50 per share cash dividend for the fourth quarter of 2023, and set June 19, 2024 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be June 13, 2024. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 15 through June 19, 2024) for registration transfer, and the dividend will be paid on July 11, 2024. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 13, 2024. Beginning May 28, 2024, the New York Stock Exchange will shorten the securities settlement cycle from two business days to one business day, and the record date for TSMC ADSs entitled to participate in this cash dividend distribution will also be June 13, 2024.

3.Approved distribution of employees’ business performance bonus and profit sharing totaling approximately NT$100,181.06 million for 2023. This includes business performance bonus of NT$50,090.53 million distributed following each quarter of 2023 and profit sharing of NT$50,090.53 million to be distributed in July 2024.

4.Approved capital appropriations of approximately US$9,421.48 million for purposes including: 1) Installation of advanced technology capacity; 2) Installation of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems, including construction of the Zero Waste Manufacturing Center at the Southern Taiwan Science Park; 4) capitalized leased assets.

5.Approved the capital injection of not more than US$5.262 billion to Japan Advanced Semiconductor Manufacturing, Inc. (JASM).

6.Approved the capital injection of not more than US$5 billion to TSMC Arizona, a wholly-owned subsidiary of TSMC.

7.Approved the capital injection of not more than US$3 billion to TSMC Global Ltd., a wholly-owned subsidiary of TSMC, for the purpose of reducing foreign exchange hedging costs.

8.To attract and retain corporate executives and critical talents and to link their compensation with shareholders’ interests and ESG achievements, the board approved the issuance of 2,960,000 shares of 2023 employee restricted stock awards (RSAs). In addition, the board approved the issuance of no more than 4,185,000 common shares of RSAs for the year 2024, which will be submitted to the 2024 Annual Shareholders’ Meeting for approval.

9.Approved the convening of the 2024 AGM for 9:00 a.m. on June 4, 2024 at Ambassador Hotel Hsinchu (10F, No. 188, Section 2, Zhonghua Road, Hsinchu), at which shareholders will hold an election for TSMC’s 10-member Board of Directors, including 7 independent directors.

10. Approved the following personnel promotions:
■Promoted Vice President, Finance and Chief Financial Officer Mr. Wendell Huang to Senior Vice President
■Promoted Vice President, Legal and General Counsel Ms. Sylvia Fang to Senior Vice President

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the year ended December 31, 2023 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Audited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the year ended December 31, 2023)
Net sales	2,161,735,841
Gross profit	1,175,110,628
Income from operations	921,465,606
Income before tax	979,171,324
Net income	837,767,517
Net income attributable to shareholders of the parent	838,497,664
Basic EPS (NT$)	32.34

Balance Sheets Items (as of December 31, 2023)
Total assets	5,532,371,215
Total liabilities	2,049,108,368
Equity attributable to shareholders of the parent	3,458,913,627